Changes in Affiliates (New Affiliate)

Mapo Hibroad Parking Co., Ltd. is a new affiliate company of the POSCO Group. Posco Engineering & Construction and DAEWOOENGINEERING COMPANY CO., LTD., affiliates of POSCO, own 71 percent of the total issued and outstanding shares of Mapo Hibroad Parking Co., Ltd.

Company to be affiliated:

• Company Name: Mapo Hibroad Parking Co., Ltd.

• Total Assets (KRW): 50,000,000

• Total Shareholders’ Equity (KRW): 50,000,000

• Total Liabilities (KRW): -

• Total Capital (KRW): 50,000,000

• Current total number of affiliated companies: 125